Exhibit 99.1

News Release

Intec Pharma Reports First Half 2016 Financial Results

JERUSALEM (August 31, 2016) – Intec Pharma Ltd. (Nasdaq: NTEC), a late stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, reports financial results for the three and six months ended June 30, 2016.

Highlights of the first six months of 2016 and recent weeks include:

•	Initiated patient enrollment in the pivotal Phase III clinical trial for the Accordion Pill Carbidopa/Levodopa, or AP-CDLD, for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients;
•	Initiated a clinical development program for AP-CBD/THC, an Accordion Pill platform with the two primary cannabinoids contained in Cannabis sativa for the treatment of various indications, including pain management;
•	Received approval for a $5.2 million grant from the Israeli National Authority for Technological Innovation (NATI) (formerly known as the Israel Office of the Chief Scientist) in connection with the Company’s 2016 research and development programs;
•	Nominated Dr. John W. Kozarich, Chairman of the Board of Ligand Pharmaceuticals (Nasdaq: LGND), to act as Intec Pharma’s Chairman of the Board of Directors;
•	Completed a Phase I clinical trial of the Company’s Accordion Pill technology being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID) induced ulcers, for which the pharmacokinetics (PK) results were within the well-defined safety levels of the drug, and enable the Company to proceed with further development of this indication;
•	Expanded intellectual property for AP-CDLD in South Korea after being granted a South Korean patent by the Korean Intellectual Property Office; and
•	Appointed Pnina Strauss-Levy as Vice President, Clinical and Regulatory Affairs.

Management Commentary

“The first half of 2016 was a very productive and exciting time for Intec Pharma as we achieved a number of important milestones that advanced our strategy to utilize our innovative Accordion Pill platform to bring innovative new therapies to patients in need,” said Zeev Weiss, Chief Executive Officer of Intec Pharma. “Importantly, we initiated patient enrollment in the pivotal Phase III clinical trial of AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients".

“We were very pleased to introduce our new clinical development program with our Accordion Pill platform to safely and effectively deliver two primary cannabinoids for the treatment of various indications including pain management. Current methods of use and treatment with cannabis and cannabinoids are short-acting, which leads to a variety of therapeutic obstacles and gives rise to the need to improve the efficacy and safety of cannabinoids as therapeutics. We believe our Accordion Pill offers a unique opportunity to provide a long-acting oral therapy of THC and CBD for various indications. We look forward to initiating a Phase I study in the first quarter of 2017,” added Mr. Weiss.

Financial Highlights for the Three and Six Months Ended June 30, 2016

Research and Development Expenses, net for the three months ended June 30, 2016 amounted to approximately $1.3 million, compared with approximately $449,000 for the three months ended June 30, 2015. Research and Development Expenses, net for the six months ended June 30, 2016 amounted to approximately $5.4 million, compared with approximately $1.8 million for the six months ended June 30, 2015. The increase in both periods resulted primarily from an increase in expenses of our Phase III clinical trial for our lead product, AP-CDLD for the treatment of Parkinson’s disease symptoms, payroll and related expenses, which were partially offset by an increase in participation in research and development expenses from the NATI.

General and Administrative Expenses for the three months ended June 30, 2016 were approximately $756,000, compared with approximately $530,000 for the three months ended June 30, 2015. General and Administrative Expenses for the six months ended June 30, 2016 were approximately $1.5 million, compared with approximately $1.1 million for the six months ended June 30, 2015. The increase in both periods were primarily due to an increase in professional services and other expenses associated with being a public company in the United States since August 2015.

Net Loss for the three months ended June 30, 2016 was approximately $2.0 million or $0.18 per share, based on 11.4 million basic and diluted shares, compared with a net loss of approximately $883,000 or $0.16 per share, based on 5.5 million basic and diluted shares, for the three months ended June 30, 2015. Net Loss for the six months ended June 30, 2016, was approximately $6.4 million or $0.56 per share, based on 11.4 million basic and diluted shares, compared with a net loss of approximately $2.8 million or $0.51 per share, based on 5.6 million basic and diluted shares, for the six months ended June 30, 2015.

Net cash used in operating activities for the six months ended June 30, 2016 was approximately $9.4 million compared with net cash used in operating activities of approximately $3.4 million for the six months ended June 30, 2015. This increase primarily resulted from an increase in our loss and comprehensive loss of approximately $3.7 million and an increase in changes in operating asset and liability items of approximately $ 2.2 million.

Net cash provided by investment activities for the six months ended June 30, 2016 was approximately $74,000, compared with net cash used in investment activities of approximately $865,000 for the six months ended June 30, 2015. The change primarily resulted from a decrease in the purchase of property and equipment in the amount of approximately $778,000.

Cash, cash equivalents, short term bank deposits and financial assets at fair value as of June 30, 2016 were approximately $21.4 million as compared with approximately $30.7 million as of December 31, 2015. The decrease was a result of the ongoing operations, mainly related to research and development activities.

Advances to suppliers and other receivables as of June 30, 2016 were approximately $5.5 million and consisted primarily of advances to suppliers related to the pivotal Phase III clinical trial with AP-CDLD in the amount of $2.3 million and grants receivable from NATI in the amount of $2.9 million.

During the balance of 2016 the Company will continue to invest in advancing its clinical development pipeline, primarily in its pivotal Phase III clinical trial of AP-CDLD and in its newly launched AP-CBD/THC for the development of therapies utilizing two primary cannabinoids contained in Cannabis sativa for the treatment of various indications, including pain management.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

	December 31,	June 30,
	2015	2016
	(Audited)	(Unaudited)
	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	23,649	14,454
Short-term bank deposits	5,000	5,000
Financial assets at fair value through profit or loss	2,024	1,925
Restricted bank deposits	62	62
Advances to suppliers and other receivables	2,361	5,479
	33,096	26,920
NON-CURRENT ASSETS-
Property and equipment	4,076	3,775
TOTAL ASSETS	37,172	30,695

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	614	305
Other	701	1,044
	1,315	1,349
NON-CURRENT LIABILITIES -
Derivative financial instruments	327	110
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	1,642	1,459

EQUITY:
Ordinary shares	727	727
Share premium	84,980	84,980
Currency translation differences	(378)	(378)
Accumulated deficit	(49,799)	(56,093)
TOTAL EQUITY	35,530	29,236
TOTAL LIABILITIES AND EQUITY	37,172	30,695

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
	(Unaudited)
	U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	(1,277)	(3,524)	(2,695)	(7,664)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	828	2,241	862	2,241
RESEARCH AND DEVELOPMENT EXPENSES, net	(449)	(1,283)	(1,833)	(5,423)
GENERAL AND ADMINISTRATIVE EXPENSES	(530)	(756)	(1,141)	(1,515)
OTHER GAINS (LOSSES), net	(27)	(34)	(4)	30
OPERATING LOSS	(1,006)	(2,073)	(2,978)	(6,908)
FINANCIAL INCOME	211	97	362	473
FINANCIAL EXPENSES	(88)	(35)	(173)	(9)
NET LOSS	(883)	(2,011)	(2,789)	(6,444)
OTHER COMPREHENSIVE LOSS - CURRENCY TRANSLATION DIFFERENCES	492	-	292	-
LOSS AND COMPREHENSIVE LOSS	(391)	(2,011)	(2,497)	(6,444)

$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.16)	(0.18)	(0.51)	(0.56)

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2015	2016
	(Unaudited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(2,789)	(6,444)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	(602)	(2,918)
Net cash used in operating activities	(3,391)	(9,362)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(833)	(55)
Proceeds from disposal (acquisition) of financial assets at fair value through profit or loss, net	(45)	129
Changes in restricted bank deposits, net	13
Net cash provided by (used in) investing activities	(865)	74
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants (series 7)	1,844	-
Deferred issuance expenses	(261)	-
Net cash provided by financing activities	1,583	-
DECREASE IN CASH AND CASH EQUIVALENTS	(2,673)	(9,288)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,731	23,649
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(18)	93
CASH AND CASH EQUIVALENTS - END OF PERIOD	3,040	14,454

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2015	2016
	(Unaudited)
	U.S. dollars in thousands
APPENDIX A:

Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation	252	356
Changes in the fair value of derivative financial instruments	(241)	(217)
Exchange differences on cash and cash equivalents	123	(93)
Losses (gains) on financial assets at fair value through profit or loss	4	(30)
Share-based compensation to employees and service providers	187	150
	325	166
Changes in operating asset and liability items:
Increase in advances to suppliers and other receivables	(1,331)	(3,118)
Increase in accounts payable and accruals	404	34
	(927)	(3,084)
	(602)	(2,918)
APPENDIX B:

Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase	147
Deferred issuance expenses	400
Supplementary information to the statement of cash flows -
Interest received	15	109

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